SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2003 and 2002, and are presented on pages 2 through 14.

Financial Statements and Supplemental Schedule

Horace Mann Service Corporation

Supplemental Retirement and Savings Plan

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Horace Mann Supplemental

Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of Horace Mann Supplemental Retirement and Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois

May 7, 2004

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments:
Group Annuity Contract:
Equity securities	$39,800,473	$26,589,916
Fixed income securities	9,625,919	8,695,259
Fixed fund, at contract value	36,797,699	38,025,921
Horace Mann Educators Corporation Common Stock, at fair value (cost $7,464,035 in 2003; $9,177,839 in 2002)	6,031,534	7,480,316
Participant loans	1,559,518	798,517
Cash	204,984	160,636

Total assets	94,020,127	81,750,565

Liabilities
Accrued administrative expenses	42,911	12,412

Net assets available for benefits	$93,977,216	$81,738,153

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Net realized and unrealized appreciation (depreciation) of investments	$10,220,905	$(10,953,263)
Interest	1,996,058	2,089,273

	12,216,963	(8,863,990)
Contributions:
Employer	3,704,732	3,470,577
Employees	6,448,028	5,923,623

Total additions	22,369,723	530,210

Deductions
Withdrawals by participants	(9,569,188)	(10,658,688)
Administrative fees	(561,472)	(321,940)

Total deductions	(10,130,660)	(10,980,628)

Net increase (decrease)	12,239,063	(10,450,418)

Net assets available for benefits
Beginning of year	81,738,153	92,188,571

End of year	$93,977,216	$81,738,153

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2003

1. General Plan Information

Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC, HMSC, and HMEC, collectively referred to as the Company). The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan Document or the employee Summary Plan Description for additional information.

The Plan is a defined-contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 20% of eligible compensation, including salary, overtime, commissions, and certain incentive bonuses on a before-tax basis to one or more of twenty available investment funds. Prior to April 1, 2002, participants were able to contribute 10% of eligible compensation.

Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits.

Prior to January 1, 2002, the Company contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participating employees. Employer contributions and earnings thereon vested 20% for each year of service, with full vesting occurring after five years of service. In addition, employer contributions generally become fully vested in the event of disability or death. Forfeitures of nonvested employer contributions serve to reduce future Company matching contributions. Participant contributions and earnings thereon are fully vested at all times. Effective January 1, 2002, the Plan became a “safe harbor” Plan. The Company contributes 3% of eligible compensation to every employee. The automatic 3% Company contribution replaces the 50% Company match of the first 6% contributed. The 3% Company contribution is 100% vested at the time the contribution is made and is participant-directed. Company match contributions made prior to January 1, 2002, will continue to vest at the rate of 20% per year of service.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

In accordance with the Omnibus Budget Reconciliation Act of 1993, eligible compensation for purposes of contributions were limited to $200,000 in 2003 and 2002. Prior to January 1, 2002, highly compensated employees were limited to 6% participant contributions and 3% Company matching contributions. However, effective January 1, 2002, with the adoption of the Company’s “safe harbor” contribution, highly compensated employees may contribute up to 20% of eligible compensation.

Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,553 and 2,612 participants at December 31, 2003 and 2002, respectively.

Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. The assets of the Plan represent 45% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract (Fixed and Separate Accounts) or HMEC Common Stock Fund. Investments are available through the HMLIC Group Annuity Contract Separate Account that consist of any of seven Horace Mann Mutual Funds. Other mutual fund options are listed on the following page.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

The following presents investments held at December 31, 2003 and 2002:

	December 31
Description of Investment	2003	2002
Separate Account – Horace Mann
Mutual Funds:
Equity Fund*	$12,679,207	$10,921,692
Balanced Fund*	8,316,232	7,487,099
Small Cap Growth Fund*	5,176,423	2,751,946
Socially Responsible Fund	3,570,384	2,743,183
International Equity Fund	2,921,609	2,027,009
Income Fund	1,106,574	1,021,668
Short-Term Investment Fund	203,113	186,492

Total separate account – Horace Mann Mutual Funds	33,973,542	27,139,089

Other Mutual Funds:
T. Rowe Price Small Cap Value Fund	2,721,361	1,558,162
Wilshire Large Company Growth Portfolio	2,387,328	1,563,457
Wilshire 5000 Index Portfolio	2,529,593	1,533,570
Fidelity VIP Mid Cap Portfolio	1,929,880	943,026
Fidelity VIP Growth Portfolio	1,424,878	580,755
Strong Opportunity Fund II	1,268,766	535,681
T. Rowe Price Small Cap Stock Fund	1,252,846	653,498
Davis Value Portfolio	549,030	224,499
Fidelity VIP Overseas Portfolio	536,309	164,369
Putnam VT Vista Fund	504,349	251,810
J.P. Morgan U.S. Disciplined Equity Portfolio	348,510	137,259

Total other mutual funds	15,452,850	8,146,086
HMLIC Fixed Account*	36,797,699	38,025,921
Horace Mann Educators Corporation Common Stock*	6,031,534	7,480,316

	$92,255,625	$80,791,412

*Represents	5% or more of the Plan’s net assets.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

1. General Plan Information (continued)

Transfers and Withdrawals

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals (as allowed under the Plan) are permitted on a weekly basis.

Loans

Effective October 1, 2002, participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $1,559,518 and $798,517 from 177 and 104 active participants were outstanding at December 31, 2003 and 2002, respectively. Interest rates charged on loans ranged from 5.00% to 5.75%.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in the Company’s pre-January 1, 2002, matching contributions and related investment earnings.

2. Investments

HMLIC Group Annuity Contract (Fixed and Separate Accounts)

Fixed Account

Within the HMLIC Group Annuity Contract plan, participants may invest in a fixed interest rate fund. Plan assets invested in this contract are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants. The fair value of the group annuity contract is approximately equal to contract value.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

The actual credited interest rate on the group annuity contract was 4.50% and 5.00% for the years ended December 31, 2003 and 2002, respectively.

The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice. Beginning January 1, 2003, the actual crediting rate was continued at 5.00% until March 1, 2003. The actual crediting rate on March 1, 2003, was changed to 4.75%. On August 1, 2003, the credited interest rate was changed from 4.75% to 4.50%.

Separate Account

Within the HMLIC Group Annuity Contract, a separate account is available for the purpose of separately investing Plan assets in one or more of seven HMLIC mutual funds, (Equity Fund, Balanced Fund, Small Cap Growth Fund, Socially Responsible Fund, International Equity Fund, Income Fund, and Short-Term Investment Fund) and 11 additional mutual fund options including the Wilshire Funds, the Fidelity Funds, T. Rowe Price Small Cap Stock Fund and the T. Rowe Price Small Cap Value Fund, the Davis Value Portfolio, the Strong Opportunity Fund II, the J.P. Morgan U.S. Disciplined Equity Portfolio, and the Putnam VT Vista Fund.

The investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. The common stocks and bonds are presented at fair value, based on quoted market prices, and the short-term commercial paper is presented at cost, which approximates fair value.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2003 and 2002 as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2003	2002
Mutual funds	$10,813,393	$(8,244,116)
Common stock	(592,488)	(2,709,147)

	$10,220,905	$(10,953,263)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

Total annual returns for each of the mutual funds were as follows:

	Annual Investment Returns
	1 Year		Period ended December 31, 2003
	2003	2002	5 year	10 year
HMLIC Mutual Funds
Equity Fund	27.57%	(19.43)%	(1.76)%	7.33%
Balanced Fund	19.56	(8.27)	2.11	7.77
Small Cap Growth Fund	58.95	(38.93)	.85	—
Socially Responsible Fund	28.45	(13.48)	3.97	—
International Equity Fund	32.49	(20.99)	(.70)	—
Income Fund	7.25	9.20	6.47	6.52
Short-Term Investment Fund	1.03	1.72	3.68	4.25

Other Mutual Funds
Wilshire Large Company Growth Portfolio	26.44	(21.73)	—	—
Wilshire 5000 Index Portfolio	29.62	(21.35)	—	—
T. Rowe Price Small Cap Value Fund	36.24	(2.04)	—	—
Fidelity VIP Mid Cap Portfolio	38.25	(10.03)	—	—
Strong Opportunity Fund II	37.01	(26.82)	—	—
Fidelity VIP Growth Portfolio	32.52	(16.84)	—	—
T. Rowe Price Small Cap Stock Fund	32.06	(14.41)	—	—
Putnam VT Vista Fund	33.16	(30.58)	—	—
Davis Value Portfolio	29.76	(16.26)	—	—
J.P. Morgan U.S. Disciplined Equity Portfolio	28.14	(24.62)	—	—
Fidelity VIP Overseas Portfolio	43.04	(20.45)	—	—

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

The composition of the underlying investments in each of the mutual funds at December 31, 2003 and 2002, was as follows:

	2003	2002
Equity Fund:
Common and preferred stock	99%	99%
Cash and short-term investments	1	1

Balanced Fund:
Equity Fund	62	60
Income Fund	38	40

Small Cap Growth Fund:
Common stock	99	98
Cash and short-term investments	1	2

Socially Responsible Fund:
Common and preferred stock	97	98
Cash and short-term investments	3	2

International Equity Fund:
Common and preferred stock	99	98
Cash and short-term investments	1	2

Income Fund:
U.S. and foreign government and agency obligations	56	50
Corporate bonds/notes	36	46
Cash and short-term investments	8	4

Short-Term Investment Fund:
U.S. and foreign government and agency obligations	57	43
US corporate securities	4	—
Repurchase agreements	6	48
Cash and short-term investments	33	9

T. Rowe Price Small Cap Value Fund:
Common and preferred stocks	100	100

Wilshire Large Company Growth Portfolio:
Common and preferred stocks	100	100

Wilshire 5000 Index Portfolio:
Common and preferred stocks	100	100

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

	2003	2002
Fidelity VIP Mid Cap Portfolio:
Common and preferred stocks	100%	100%

Fidelity VIP Growth Portfolio:
Common and preferred stocks	100	100

Strong Opportunity Fund II:
Common and preferred stocks	100	100

T. Rowe Price Small Cap Stock Fund:
Common and preferred stocks	100	100

Davis Value Portfolio:
Common and preferred stocks	100	100

Fidelity VIP Overseas Portfolio
Common and preferred stocks	100	100

Putnam VT Vista Fund:
Common and preferred stocks	97	97
Short-term investments	3	3

J.P. Morgan U.S. Disciplined Equity Portfolio:
Common and preferred stocks	100	100

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Investments (continued)

HMEC Common Stock Fund

The Plan’s HMEC Common Stock Fund at December 31, 2003 and 2002, consisted of 431,749 shares and 487,953 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price of $13.97 and $15.33 per share, respectively.

Total annual returns for investments in the HMEC Common Stock Fund were as follows:

Annual Investment Returns
1 Year		Since inception

2003	2002	(November 1991)
(6.18)%	(26.06)%	5.37%

3. Administrative Expenses

The Plan pays for its own administrative fees, consisting primarily of trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

4. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

14

EIN: 37-0972590

Plan: 004

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Number of Shares or Units	Description of Investment	Contract or Fair Value
	Separate Account – Horace Mann Mutual Funds*:
616,028	Equity Fund	$12,679,207
429,034	Balanced Fund	8,316,232
430,719	Small Cap Growth Fund	5,176,423
230,688	Socially Responsible Fund	3,570,384
262,225	International Equity Fund	2,921,609
65,056	Income Fund	1,106,574
17,958	Short-Term Investment Fund	203,113

	Total separate account – Horace Mann Mutual Funds	33,973,542

	Other Mutual Funds:
79,290	T. Rowe Price Small Cap Value Fund	2,721,361
77,370	Wilshire Large Company Growth Portfolio	2,387,328
264,107	Wilshire 5000 Index Portfolio	2,529,593
79,076	Fidelity VIP Mid Cap Portfolio	1,929,880
43,009	Fidelity VIP Growth Portfolio	1,424,878
47,562	Strong Opportunity Fund II	1,268,766
39,051	T. Rowe Price Small Cap Stock Fund	1,252,846
50,315	Davis Value Portfolio	549,030
29,906	Fidelity VIP Overseas Portfolio	536,309
41,878	Putnam VT Vista Fund	504,349
27,375	J.P. Morgan U.S. Disciplined Equity Portfolio	348,510

	Total other mutual funds	15,452,850

N/A	HMLIC Fixed Account*	36,797,699

431,749	Horace Mann Educators Corporation Common Stock*	6,031,534
	Participant loans (interest rates from 5.00% to 5.75%)	1,559,518

		$93,815,143

*	Represents a party in interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 24 June 2004	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

/s/ Kathryn E. Karr
Kathryn E. Karr
Plan Administrator
Vice President,
Human Resources Operations

EXHIBITS

23. Consent of Independent Registered Public Accounting Firm